EXHIBIT 12.2

United Dominion Realty, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Earnings:
Income/(loss) from continuing operations	$11,394	$15,355	$16,525	$27,472
Add from continuing operations:
Interest on indebtedness (a)	7,578	10,908	15,183	21,679
Portion of rents representative of the interest factor	455	487	908	958
Amortization of capitalized interest	195	183	371	364
Total earnings	$19,622	$26,933	$32,987	$50,473

Fixed charges from continuing operations:
Interest on indebtedness (a)	$7,578	$10,908	$15,183	$21,679
Interest capitalized	46	32	170	54
Portion of rents representative of the interest factor	455	487	908	958
Fixed charges	$8,079	$11,427	$16,261	$22,691

Ratio of earnings to fixed charges	2.43	2.36	2.03	2.22
(a) Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.